MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this report.

The Company

Eiger Technology, Inc. is a management company with four subsidiaries; Onlinetel Corp. (“Onlinetel”), Newlook Industries Corp. (“Newlook”), K-Tronik International Corp. (“K-Tronik”) and Eiger Net, Inc. Eiger’s head office is located in Toronto, Ontario and has five employees.

Onlinetel is a leading provider of Voice over Internet Protocol (“VoIP”) telephony services to Canadian residential and corporate customers. Through its proprietary national VoIP network, Onlinetel converts analog voice information from any landline or cellular phone to digital IP packets and routes that information, phone-to-phone, over data networks such as the Internet. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel currently offers flat-rate, 10-10 casual calling and free ad-based long distance plans as well as carrier origination and termination services. Onlinetel is based in Kitchener, Ontario and has 17 employees.

Newlook is listed on the TSX Venture Exchange. On November 18, 2003, Newlook announced that it intended to purchase all common shares of Onlinetel by issuing 20.0 million common shares. Upon completion of the transaction, Eiger Technology, Inc. (“Eiger”) (TSX: AXA; OTCBB: ETIFF) will hold 24.8 million common shares or 95% of Newlook. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. The transaction is subject to regulatory approvals.

K-Tronik recently listed on the Nasdaq OTCBB. K-Tronik is a leading manufacturer of energy-efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. Eiger is currently a 64% shareholder of K-Tronik. Based in New Jersey, K-Tronik has 13 full-time employees.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56K modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up. It is the world’s first commercial projection keyboard using Canesta's patented Electronic Perception Technology. Eiger Net is located in South Korea and has 17 employees.

Results of Operations

Revenues for the fiscal year ending September 30th, 2003 increased 18% to $22.7 million from $19.3 million during the prior year. Loss from operations (net of unusual items) for the period was $4.0 million ($0.11 per share), compared to a loss of $5.2 million ($0.15 per share) during the prior year. Unusual items totaling $3.4 million ($.09 per share) are comprised of non-recurring items relating to the write-down of certain capital assets, inventory and goodwill and the discontinued operations of ADH Custom Metal Fabricators, Inc. (“ADH”).

Revenue from ongoing operations were as follows:

			Increase
($’000s) FYE-Sept.	2003	2002	(Decrease)
Onlinetel	4,932	1,917	+157%
Eiger Net	8,638	5,882	+47%
K-Tronik	9,152	10,107	-9%
Newlook	n.a.*	1,418
Total	22,722	19,324	+18%

* - discontinued operations

Onlinetel and Eiger Net drove Eiger’s considerable revenue growth in fiscal 2003. Onlinetel experienced a significant increase in revenues as the company’s core operations shift increasingly towards the rapidly expanding residential market. Eiger Net’s dramatic revenue growth was primarily the result of increased consumer demand for its products due to the improving global economy. Newlook’s revenues were categorized as discontinued operations as a result of its May 2003 announcement that it would be ceasing its ADH business and closing its manufacturing facility. ADH operations were wound-up in August 2003.

Operating expenses decreased 17% for fiscal 2003 to $8,166,000 from $9,809,000 for the same period last year. Selling, general and administrative expenses (“SG&A”) decreased by 20% in the fiscal year to $6,750,000 from $8,451,000 in the prior year. SG&A consists primarily of salaries and benefits, and the operating costs associated with sales. Amortization of capital assets, goodwill and other assets increased to $908,000 from $797,000 in the previous year mainly due to the relatively larger capital asset base existing during fiscal 2003. Interest on long-term debt, other interest and bank charges decreased to $508,000 in fiscal 2003 from $561,000 in the prior year.

Liquidity and Capital Reserves

Cash at September 30, 2003 was $618,000, down from $1,982,000 at September 30, 2002. The Company’s accounts receivables declined to $3,598,000 from $5,004,000 while accounts payable/accrued liabilities increased to $4,569,000 from $4,395,000 at September 30, 2002, respectively during the fiscal year.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labour being a large component of K-Tronik Asia’s South Korean won exposure offset by Korean won based revenue.